UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                              Erly Industries, Inc.
                                (Name of Issuer)


                          Common Stock, par value $0.01
                         (Title of Class of Securities)


                                   268839 10 7
                                 (CUSIP Number)


                               Richard D. Surber,
                               268 West 400 South,
                   Salt Lake City, Utah 84101, (801) 575-8073
                 (Name, address and telephone number of person
                authorized to receive notices and communications)


                                December 5, 2000
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).







                                                                      Page 1 of8

                                  SCHEDULE 13D

CUSIP No. 268839 10 7

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Hudson Consulting Group, Inc. ("Hudson")


2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                         (A) (X)
                                                                         (B) ( )

3)  SEC USE ONLY


4)  SOURCE OF FUNDS
 WC

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [   ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
Hudson is Incorporated in the State of Nevada. Hudson does business in the State of Utah

                           7)  SOLE VOTING POWER                       9,237,912
NUMBER OF
SHARES
                           -----------------------------------------------------
BENEFICIALLY               8)  SHARED VOTING POWER                             0
OWNED BY
EACH
                           -----------------------------------------------------
REPORTING                  9)  SOLE DISPOSITIVE POWER                  9,237,912
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER                       0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,237,912

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.6%

14)  TYPE OF REPORTING PERSON
CO

                                  SCHEDULE 13D
CUSIP No. 268839 10 7

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Richard D. Surber ("Surber)


2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                         (A) (X)
                                                                         (B) ( )

3)  SEC USE ONLY


4)  SOURCE OF FUNDS
 OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [   ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION Surber is a United States Citizen.

                           7)  SOLE VOTING POWER                               0
NUMBER OF
SHARES
                           -----------------------------------------------------
BENEFICIALLY               8)  SHARED VOTING POWER                     9,237,912
OWNED BY
EACH
                           -----------------------------------------------------
REPORTING         9)  SOLE DISPOSITIVE POWER                                   0
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER               9,237,912

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,237,912

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.6%

14)  TYPE OF REPORTING PERSON
IN



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





                                  SCHEDULE 13D
CUSIP No. 268839 10 7

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Diversified Holdings I, Inc. ("DHI")


2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                         (A) (X)
                                                                         (B) ( )

3)  SEC USE ONLY


4)  SOURCE OF FUNDS
 OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [   ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
DHI is a Nevada Corporation. DHI does business in the State of Utah.

                           7)  SOLE VOTING POWER                               0
NUMBER OF
SHARES
                           -----------------------------------------------------
BENEFICIALLY               8)  SHARED VOTING POWER                     9,237,912
OWNED BY
EACH
                           -----------------------------------------------------
REPORTING         9)  SOLE DISPOSITIVE POWER                           0
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER               9,237,912

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,237,912

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.6%

14)  TYPE OF REPORTING PERSON
CO


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




                                  SCHEDULE 13D
CUSIP No. 268839 10 7

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
CyberAmerica Corporation ("Cyber")


2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                         (A) (X)
                                                                         (B) ( )

3)  SEC USE ONLY


4)  SOURCE OF FUNDS
 OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [   ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

Cyber is Incorporated in the State of Nevada. Cyber does business in the State of Utah

                           7)  SOLE VOTING POWER                               0
NUMBER OF
SHARES
                           -----------------------------------------------------
BENEFICIALLY               8)  SHARED VOTING POWER                     9,237,912
OWNED BY
EACH
                           -----------------------------------------------------
REPORTING         9)  SOLE DISPOSITIVE POWER                                   0
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER               9,237,912


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,237,912

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.6%

14)  TYPE OF REPORTING PERSON
CO

Item 1.  Security and Issuer

This schedule relates to common stock, par value $0.01 per share, of Erly Industries, Inc. ("Common Stock"). Erly Industries, Inc. ("Erly") is a California corporation with principal offices at 268 West 400 South, Suite 300, Salt Lake City, Utah 84101.

Item 2.  Identity and Background

(a) This schedule is filed by Hudson Consulting Group, Inc., a Nevada corporation ("Hudson"); Diversified Holdings I, Inc., a Nevada Corporation ("DHI"); CyberAmerica Corporation, a Nevada Corporation (:Cyber"); and Richard
D. Surber, an individual ("Surber").

(b) The business address for Hudson, DHI, Cyber, and Surber is 268 West 400 South, Suite 300, Salt Lake City, Utah 84101.

(c) Hudson is a consulting company which provides financial and business consulting services. DHI is a holding company which owns interests in companies involved in the real estate and consulting business. DHI owns Hudson. Cyber is a holding company involved in the real estate and consulting business. Cyber is the majority owner of DHI. The principal business of Surber is providing business and financial consulting services and the practice of law.

(d) Neither Hudson, DHI, Cyber nor Surber has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years, neither Hudson, DHI, Cyber nor Surber has been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Hudson, DHI, and Cyber are Nevada corporations. Surber is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

Hudson

The 9,237,912 shares (61.6%) that are the impetus for filing this schedule were acquired by Hudson from Erly for a cash payment of one hundred twenty thousand dollars ($120,000).

DHI

9,237,912 shares(61.6%) are attributed beneficially to DHI which owns Hudson.

Cyber

9,237,912 shares(61.6%) are attributed beneficially to Cyber which owns DHI.

Surber

9,237,912 shares(61.6%) are attributed beneficially to Surber who is the President and a Director of Hudson, DHI, and Cyber. Surber is deemed to be a beneficial owner of the 9,237,912 shares. Surber is also an officer and director of Erly

Item 4.  Purpose of Transaction

The following discussion states the purpose or purposes of the acquisition of securities of Erly and describes any plans or proposals resulting in material transactions with Erly Hudson is a consulting company which provides business and consulting services to small businesses. DHI is a holding company involved in real estate and consulting. Cyber is a holding company involved in real estate and consulting. Surber is a licensed attorney involved in consulting with small businesses.

Neither Hudson, DHI, Cyber nor Surber have any current plans to purchase additional shares or to dispose of any of their shares in Erly

Hudson obtained its Erly shares for investment purposes and has no current plans to purchase additional shares or to dispose of any of its shares in Erly DHI, Cyber and Surber, to whom beneficial ownership of the Erly shares are attributed, likewise have no current plans to cause Hudson to purchase additional shares or to dispose of any of its shares in Erly

As the majority shareholder of Erly, Hudson plans to change the Board of Directors and management of Erly and to cause Erly to change its name to Torchmail Communications, Inc., and to change its domicile to the State of Delaware. Hudson plans to make Richard D. Surber the sole director of Erly and to have him serve as Erly's President and CEO. Hudson also intends to effect a one (1) for one hundred (100) reverse split of Erly's outstanding shares and to recapitalize Erly to authorize 200,000,000 shares of $0.001 par value common stock and 10,000,000 shares of $0.001 par value preferred stock.

At present, Erly is a shell corporation. Hudson intends to cause Erly to identify a suitable merger partner, and complete a merger or acquisition with a private entity whose business presents an opportunity for Erly to have business operations. Hudson will assist Erly to review and evaluate business ventures for possible mergers or acquisitions. Hudson is looking at prospective merger candidates, but no definitive agreements or plans have been reached with any prospective candidate.

Item 5.  Interest in Securities of the Issuer

(a) (i) The aggregate number of the class of securities,  identified pursuant to
Item 1, owned by Hudson, is 9,237,912. The percentage of the class of securities, identified pursuant to Item 1,owned by Hudson, is 61.6%. (ii)The aggregate number of the class of securities, identified pursuant to Item 1, beneficially owned by DHI, Cyber and Surber is 9,237,912. The percentage of the class of securities, identified pursuant to Item 1, beneficially owned by DHI, Cyber and Surber is 61.6%.

(b) (i) For Hudson the number of shares as to which there is sole power to vote or to direct the vote is 9,237,912, the number of shares with the shared power to vote or to direct the vote is 0. For DHI, Cyber and Surber, the number of shares with the sole power to dispose or to direct the disposition is 0, the number of shares with shared power to dispose or to direct the disposition is 9,237,912. Hudson is a consulting company which provides financial and business consulting services. DHI is a holding company which owns interests in companies involved in the real estate and consulting business. Cyber is a holding company involved in the real estate and consulting business. The principal business of Surber is providing business and financial consulting services and the practice of law.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed in Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Attached as Exhibit "A" is the "Agreement for the Issuance, Sale and Purchase of Common Stock of Erly Industries, Inc." dated September 12, 2000

Item 7.  Material to Be Filed as Exhibits.

None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             Hudson Consulting Group, Inc., a Nevada corporation

                             /s/ Richard D. Surber
Date: December 7, 2000
      ----------------     -----------------------------------------------------
                             Richard D. Surber, President


                             Diversified Holdings I, a Nevada corporation

                             /s/ Richard D. Surber
Date: December 7, 2000
      ----------------     -----------------------------------------------------
                             Richard D. Surber, President


                             CyberAmerica Corporation, a Nevada corporation

                             /s/ Richard D. Surber
Date: December 7, 2000
      ----------------     -----------------------------------------------------
                             Richard D. Surber, President




                             /s/ Richard D. Surber
Date: December 7, 2000
      ----------------     -----------------------------------------------------
                             Richard D. Surber

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).